October 6, 2005

Leonard Armato
Chief Executive Officer
AVP, Inc.
6100 Center Drive, Suite 900
Los Angeles, CA 90045

Re:	AVP, Inc.
 	Amendment No. 3 to Registration Statement on Form SB-2
 	File No. 333-124084
	Filed September 26, 2005

Dear Mr. Armato:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1. It appears that you intend to conduct a rescission offer to players who were granted stock options in 2004. Please tell us whether you intend to register this rescission offer on this registration statement.

Prospectus Coverpage

2. Remove the parenthetical providing that your share price would be
$1.70 after giving pro forma effect to the reverse stock split. As you know, the actual market price of common stock following a reverse stock split often varies from the price calculated using a split ratio.

Prospectus Summary

3. Tell us when you intend to consummate the 1:10 reverse stock split. We note that you state here and elsewhere that "all share amounts in this prospectus give retroactive effect to...a one-for-ten reverse stock-split authorized by our stockholders, on August 23, 2005." If you do not plan to execute the split prior to effectiveness of this registration statement, you should revise the registration statement so as not to give effect to the split. If you do plan to complete the split, you should disclose when it occurred.

Risk Factors, page 4

4. Revise this section to include above each risk a caption that adequately describes the risk.

Market for Common Equity and Related Stockholder Matters, page 8

5. It appears that you have adjusted the historical stock price table to reflect the pending reverse stock split, however, it is not clear whether you made similar adjustments for the conversion of the Series
A convertible preferred stock. In this regard, we note the parenthetical in the first sentence of the lead-in paragraph which provides the number of outstanding shares as of September 9, 2005 without adjusting for the Series A preferred stock conversion. Does this comport with your earlier disclosure that share amounts give retroactive effect to the automatic conversion of Series A convertible preferred into common stock? Please revise this lead-in paragraph to clarify what adjustments you made to reach the disclosed share prices.

AVP Acquisition, page 10

6. Similar to the preceding comment, please revise the sentence preceding this table clarify that the number of shares has been adjusted and does not represent the state of affairs "immediately after the merger."

Reports to Security Holders, page 15

7. Revise here and elsewhere to include the Commission`s new address:
100 F Street, NE, Washington, DC 20549.

Description of Securities, page 37

8. Delete the last sentence in the "Common Stock" section.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Juan Migone at (202) 551-3312 or Margery
Reich
at (202) 551-3347 if you have questions regarding comments on the
financial statements and related matters.   Please contact Mathew
C.
Bazley at (202) 551-3382, or me, at (202) 551-3348 with questions.

Sincerely,


									Max A. Webb
									Assistant Director


cc:	Via Facsimile: (212) 214-0686
      David C. Fischer
      Loeb & Loeb LLP
      345 Park Avenue
      New York, NY 10154

AVP, Inc.
Page 1



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